Exhibit 99.9
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Infosys Limited (Formerly Infosys Technologies Limited) Regd. office: Electronics City, Hosur Road, Bangalore – 560 100, India.

Audited Consolidated financial results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2011 prepared in compliance with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS)

(in crore, except per share data)
Particulars	Quarter ended June 30,		Year ended March 31,
	2011	2010	2011
Revenues	7,485	6,198	27,501
Cost of sales	4,577	3,648	15,916
Gross profit	2,908	2,550	11,585
Selling and marketing expenses	398	339	1,512
Administrative expenses	558	456	1,971
Operating profit	1,952	1,755	8,102
Other income	443	239	1,211
Profit before income taxes	2,395	1,994	9,313
Income tax expense	673	506	2,490
Net profit	1,722	1,488	6,823
Paid-up equity share capital (par value 5/- each, fully paid)	286	286	286
Share premium, retained earnings and other components of equity	27,466	24,256	27,017
Earnings per share (par value 5/- each)
Basic	30.14	26.06	119.45
Diluted	30.14	26.05	119.41
Total Public Shareholding #
Number of shares	39,79,13,381	37,49,91,027	38,10,16,460
Percentage of shareholding	69.30	65.34	66.36
Promoters and Promoter Group Shareholding
Pledged / Encumbered
Number of shares	–	–	–
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	–	–	–
Percentage of shares (as a % of the total share capital of the company)	–	–	–
Non-encumbered
Number of shares	9,20,85,078	9,20,84,978	9,20,85,078
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	100.00	100.00
Percentage of shares (as a % of the total share capital of the company)	16.40	16.05	16.04
# Total Public Shareholding as defined under Clause 40A of the Listing Agreement excludes shares held by founders and American Depository Receipt Holders

1.
The audited consolidated financial statements have been taken on record by the Board of Directors at its meeting held at Narayana Murthy Center of Excellence, Mysore on July 12, 2011. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited financial statements as stated. The financial statements are prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS).

2.
The Securities Exchange Board of India (SEBI) vide its circular dated April 5, 2010 permitted listed entities having subsidiaries to voluntarily submit the consolidated financial statements as per IFRS. Consequent to this, the company has voluntarily prepared and published audited consolidated IFRS Financial Statements for the quarter ended June 30, 2011 and June 30, 2010 as well as for fiscal year 2011.

3.	Effective June 16, 2011, the name of the company has changed from Infosys Technologies Limited to Infosys Limited.

4.	Changes to the Board
(i)
On April 30, 2011, the Board of Directors announced that effective August 21, 2011, Mr. N. R. Narayana Murthy will assume the role of Chairman Emeritus; Mr. K. V. Kamath will be the Chairman of the Board; Mr. S. Gopalakrishnan will be the Executive Co-Chairman of the Board; and Mr. S. D. Shibulal will be the Chief Executive Officer and Managing Director.

(ii)	On June 11, 2011, the Board of Directors appointed Mr. V. Balakrishnan, Mr. Ashok Vemuri and Mr. B. G. Srinivas as Additional and Whole-time Directors.
(iii)	On June 11, 2011, the Board of Directors appointed Ms. Ann Fudge as Additional Director (Independent) of the Company effective October 1, 2011.

5.	Information on dividends for the quarter ended June 30, 2011
(in )
Particulars	Quarter ended June 30,		Year ended March 31,
	2011	2010	2011
Dividend per share (par value 5/- each)
Interim dividend	–	–	10.00
30th year special dividend	–	–	30.00
Final dividend	–	–	20.00
Total dividend	–	–	60.00

The final dividend of 20.00 per share for fiscal 2011 was approved by the shareholders at the Annual General Meeting of the company held on June 11, 2011 and the same was paid on June 13, 2011.

6.	Other information (Consolidated - Audited)
(in crore)
Particulars	Quarter ended June 30,		Year ended March 31,
	2011	2010	2011
Staff costs	4,245	3,382	14,856
Items exceeding 10% of aggregate expenditure	–	–	–
Details of other income:
Interest on deposits with banks and others	387	237	1,133
Income from available-for-sale financial assets/investments	5	20	23
Miscellaneous income, net	6	2	13
Gains/(losses) on foreign currency	45	(20)	42
Total	443	239	1,211

7.	Audited Financial Results of Infosys Limited (Stand alone Information)
(in crore)
Particulars	Quarter ended June 30,		Year ended March 31,
	2011	2010	2011
Revenues	6,905	5,758	25,385
Profit before tax and exceptional item	2,298	1,919	8,821
Profit after tax before exceptional item	1,654	1,431	6,443
Profit after tax and exceptional item	1,654	1,431	6,443
Note: The audited results of Infosys Limited for the quarter ended June 30, 2011 is available on our website www.infosys.com. The information above has been extracted from the audited financial statements as stated.

8.	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended June 30, 2011

Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
Non receipt of dividend/Annual report related	–	143	143	–

9.
During the quarter ended June 30, 2011, additional investments of 58 crore (USD 13 million) was made in Infosys Technologies (Shanghai) Company Limited, a wholly-owned subsidiary. As of June 30, 2011 the company had invested an aggregate of 69 crore (USD 16 million) in the subsidiary.

10.	Segment reporting
(in crore)
Particulars	Quarter ended June 30,		Year ended March 31,
	2011	2010	2011
Revenue by industry segment
Financial services and insurance (FSI)	2,648	2,238	9,862
Manufacturing enterprises (MFG)	1,523	1,208	5,393
Energy, utilities and telecommunication services (ECS)	1,615	1,555	6,614
Retail, logistics, consumer product group, life sciences and health care enterprises (RCL)	1,699	1,197	5,632
Total	7,485	6,198	27,501
Less: Inter-segment revenue	–	–	–
Net revenue from operations	7,485	6,198	27,501
Segment profit before tax and depreciation:
Financial services and insurance (FSI)	767	741	3,284
Manufacturing enterprises (MFG)	420	379	1,712
Energy, utilities and telecommunication services (ECS)	487	483	2,169
Retail, logistics, consumer product group, life sciences and health care enterprises (RCL)	502	360	1,803
Total	2,176	1,963	8,968
Less: Other un-allocable expenditure	224	208	866
Add: Un-allocable other income	443	239	1,211
Profit before tax and non-controlling interest	2,395	1,994	9,313

Notes on segment information

Principal segments

The company’s operations predominantly relate to providing end-to-end business solutions, delivered to customers globally, operating in various industry segments. Accordingly, revenues represented along industries served constitute the primary basis of the segmental information set out above.

Segmental capital employed

Assets and liabilities used in the company’s business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

The previous period figures, extracted from audited financial statements have been presented after incorporating the necessary reclassification adjustments pursuant to the changes in reportable segments.

By order of the Board for Infosys Limited

Mysore, India July 12, 2011	S. D. Shibulal Chief Operating Officer and Director	S. Gopalakrishnan Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2011, prepared as per International Financial Reporting Standards (IFRS). A summary of the financial statements is as follows:

(in US$ million, except per ADS data)
Particulars	Quarter ended June 30,		Year ended March 31,
	2011	2010	2011
Revenues	1,671	1,358	6,041
Cost of sales	1,022	800	3,497
Gross profit	649	558	2,544
Net profit	384	326	1,499
Earnings per American Depositary Share (ADS)
Basic	0.67	0.57	2.62
Diluted	0.67	0.57	2.62
Total assets	7,146	6,115	7,010
Cash and cash equivalents including available-for-sale financial assets and certificates of deposit	3,795	3,446	3,769

Statements in connection with this release may include forward-looking statements within the meaning of U.S. Securities laws intended to qualify for the ‘safe harbor’ under the Private Securities Litigation Reform Act. These forward-looking statements are subject to risks and uncertainties including those described in our SEC filings available at www.sec.gov including our Annual Report on Form 20-F for the year ended March 31, 2011, and our other recent filings, and actual results may differ materially from those projected by forward-looking statements. We may make additional written and oral forward-looking statements but do not undertake, and disclaim any obligation, to update them.